July 25, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Response Dated June 14, 2018

File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2018 (the “July Comment Letter”) in response to our letter dated June 14, 2018 (the “Prior Response Letter”), with respect to Form 10-K for the Fiscal Year Ended December 31, 2017, File No. 001-36463, filed with the Commission on February 28, 2018 (the “Form 10-K”).

Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is confidentially submitting to the Staff certain supplemental information responsive to the July Comment Letter in a separate letter addressed to the address set forth above (the “July Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 5 – Acquisitions of Oil and Natural Gas Properties, page F-24

1.

The response to prior comment 3 regarding your 2017 acreage exchange states that the assets received are more favorable for development purposes than the assets transferred because all acreage received was contiguous to your existing acreage and filled in gaps in part of your core Upton County development area. Provide us with additional information explaining how your estimates of future cash flows were modified for entity-specific factors relevant to your operations, including those cited in your responses to our prior comment (i.e., the ability to drill wells with longer lateral lengths, capital efficiencies, the leveraging of operational efficiencies and existing infrastructure, etc).

Securities and Exchange Commission

July 25, 2018

Similarly, address in greater detail how your cash flow estimates reflect the “less desirable development factors” associated with the transferred assets. As part of your response, tell us how your assessment of FASB ASC 845-10-30-4b considered the specific factors that led management to enter into this acreage exchange.

RESPONSE:    As a result of the leasehold acreage exchange (the “Exchange”) that we closed on December 27, 2017, our estimates of future cash flows for both the acreage received and the acreage transferred were modified for entity-specific factors relevant to our operations. Specifically, the acquisition of acreage that is contiguous to acreage that we owned prior to the Exchange (such acreage, the “Existing Acreage”) allows us to (i) drill wells with longer lateral lengths that are more capital efficient and (ii) leverage our operational efficiencies and existing infrastructure. These were also some of the factors that led management to consummate the Exchange.

Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is delivering to the Staff the July Supplemental Letter, which includes as annexes thereto (Annex A (“Exchange Map 1”) and Annex B (“Exchange Map 2”)) visual representations of the Exchange, showing the acreage received and the acreage transferred in relation to the Existing Acreage.

As shown in Exchange Map 1 included in the July Supplemental Letter, the solid red blocks represent acreage received in the Exchange, which is within our Upton County development area. The red slashed block represents additional working interest acquired in existing leasehold within our development area. In contrast, the blue slashed blocks represent acreage transferred, which was predominately isolated and distant from our core development area. The acquisition of this contiguous acreage contributed to an average increase of 3,990 lateral feet per well between the acreage transferred and the acreage received. The ability to drill longer lateral length wells results in a net increase in cash flows, as capital expenses per barrel of oil equivalent decline. For example, the capital expenses required to drill and complete a single well with a two mile lateral length are lower than the capital expenses required to drill two wells with one mile lateral lengths.

Exchange Map 2 included in the July Supplemental Letter shows, among other things, the existing fresh water infrastructure in our Upton County development area, including frac pits and fresh water wells that we are contracted to utilize for our operations. We realize capital efficiencies in this development area as a result of the availability of fresh water, which we use for drilling and completing wells. These capital efficiencies result in a net increase in cash flows, as our development and completion costs per well decrease.

Exchange Map 2 also reflects the water disposal infrastructure owned by the Company in our Upton County development area, including salt water disposal wells (each, a “SWD”) and gathering system lines. This infrastructure contributes to reduced lease operating expenses in the development area because hauling produced water by truck to SWDs owned by third parties results in an increase in costs as compared to piping produced water to our SWDs. These operational efficiencies result in a net increase to cash flows as the operating costs per well, and per barrel of oil equivalent, decrease.

Securities and Exchange Commission

July 25, 2018

We also considered the impact of the less desirable development factors associated with the acreage transferred, as follows:

1.	Our average working interest in a portion of the acreage transferred was less than 50% which would have resulted in a lower priority, from a timing perspective, in our development plan for that area as compared to the timing of our development plan for our core acreage.

2.	As a result of our limited ability to drill longer lateral length wells on a portion of the acreage transferred, more capital investment would have been required to drill and complete more wells on this acreage. Wells drilled on such non-contiguous acreage would have led to overall reduced net cash flows, as the capital costs would have increased. Additionally, on the acreage transferred, we did not have access to frac pits or fresh water sources under existing contractual agreements. This would have resulted in decreased cash flows, as additional drilling and completion costs would have needed to be incurred for each well drilled.

3.	Wells drilled on the acreage transferred outside of Upton County would not have had access to existing gathering lines and SWDs and, therefore, would have required transportation by truck, at a higher cost. This would have resulted in the acreage transferred having lower net cash flows, given higher operating expenses per well and per barrel of oil equivalent.

Accordingly, our entity specific cash flows for the acreage surrendered contemplated the incremental capital and operating costs described above.

An additional factor that led management to consummate the Exchange was the ability to drill more favorable locations in the near-term future. As evidenced by the table included in the July Supplemental Letter, 17 locations were added to the PUD category and 40 locations were removed from the Probable category. This net increase in PUD locations, as compared to Probable locations, resulted in an increase in total cash flows from the acreage transferred as compared to the acreage received.

In summary, the entity-specific value is represented by the discounted and risk-adjusted cash flows of the underlying reserves as set forth in the Prior Response Letter. Such cash flow estimates include estimated future revenues, operating costs and future development costs. These estimates of future cash flows were modified for entity-specific factors relevant to the capital required to develop and operate the acreage received and transferred pursuant to Accounting Standards Codification Topic 845 and, while the entity-specific value of the acreage received differed from the entity-specific value of the acreage transferred, we concluded the difference was not significant in relation to the fair values of the assets exchanged. Similarly, as discussed in our previous responses, the configuration (risk, timing, and amount) of the future cash flows of the acreage received was not significantly different from the configuration of the future cash flows of the acreage transferred. Accordingly, we concluded the transaction lacked commercial substance and the nonmonetary exchange was measured based on the recorded amount of the acreage transferred.

Securities and Exchange Commission

July 25, 2018

2.	Please tell us the number of wells and the base reserve quantities by type used in preparing the quantitative analysis provided in your response to prior comment 3. Also, tell us whether the risk-adjusted cash flows were calculated on a net basis and, if not, provide us with adjusted calculations with the risk-adjustment applied only to the gross cash flows from the exchanged reserves.

RESPONSE:    Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is delivering to the Staff the July Supplemental Letter which provides the number of wells and base reserve quantities requested by the Staff in this Comment 2.

Risk-adjusted cash flows were calculated on a net basis based on a discount rate of 10% from both the assets transferred in the Exchange and the assets received in the Exchange, in each case along with the reserve adjustment factors (“RAFs”) utilized in the Company’s analysis. In applying RAFs, our methodology is to perform the cash flow analysis on unrisked volumes attributed to our working interest in each well, and then risk-adjust the cash flows by applying the RAFs to the cash flows for each reserve category. This methodology of risk adjusting net cash flows is one of the significant factors considered by management in evaluating acreage exchanges. Gross cash flows are not considered in any aspect of the Company’s process for evaluating transactions.

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Securities and Exchange Commission

July 25, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:	Colin Roberts, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Bob Dennis, KPMG LLP